UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10/A
(Amendment No. 1)

Equifax Inc.
(Exact name of Registrant as specified in its charter)

Georgia	58-0401110
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1550 Peachtree Street, N.W.
Atlanta, Georgia 30309
(404) 885-8000
(Address and telephone number of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, par value $1.25 per share	New York Stock Exchange
Common Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:   None

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer ☐
Non-accelerated filer	☐	Smaller reporting company ☐
(do not check if a smaller reporting company)

Item 11.  Description of Registrant’s Securities to be Registered.

The Registrant’s common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to a Registration Statement on Form 10 dated December 31, 1964 filed by the Registrant (formerly known as Retail Credit Company) with the Securities and Exchange Commission on or about April 22, 1965.  This Form 10/A is filed for the purpose of updating and amending the description of the common stock contained in such Form 10 registration statement.

The following description of the material terms of the common stock does not purport to be complete and is qualified in its entirety by reference to the documents incorporated by reference as exhibits to this Form 10/A and to the applicable provisions of the Georgia Business Corporation Code, or GBCC.

General

Equifax is authorized to issue 300,000,000 shares of common stock, $1.25 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. At June 30, 2010, 127,115,421 shares of common stock were issued and outstanding, including 2,100,000 shares held by employee benefits trusts, and no shares of preferred stock were issued or outstanding.

Description of Common Stock

Voting and Other Rights

Holders of Equifax common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Except as otherwise required by Equifax’s articles of incorporation or bylaws or by applicable law or stock exchange rules, action on any matter, including the election of directors in uncontested elections, is approved if the votes cast favoring the action exceed the votes cast opposing the action.  Holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock also do not have any preemptive, subscription, redemption, sinking fund, or conversion rights. All outstanding shares of Equifax common stock are fully paid and nonassessable.

Distributions

Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Equifax's board of directors out of legally available funds. If Equifax liquidates, dissolves, or winds up its affairs, holders of common stock are entitled to share proportionately in the assets available for distribution to such holders after Equifax pays its creditors and the holders of any preferred stock it has outstanding at the time of liquidation.

Anti-Takeover Effects of Equifax's Articles of Incorporation, Bylaws, Shareholder Rights Plan and Other Agreements

Equifax's shareholder rights plan and some provisions of Equifax's articles of incorporation, bylaws, and other agreements could have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider to be in his, her or its best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions include, but are not limited to, those described in the following sections.

Authorized but Unissued Shares

Equifax's authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval except as may be required by applicable stock exchange rules or Georgia law. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Equifax's common stock by means of a proxy contest, tender offer, merger or otherwise. Equifax will not solicit approval of its shareholders for issuance of common and preferred stock unless the Equifax board believes that approval is advisable or is required by applicable stock exchange rules or Georgia law.

Preferred Stock Terms Established by Board

Equifax's articles of incorporation authorize its board of directors to create and provide for the issuance of one or more series of preferred stock, without the approval of Equifax shareholders. If preferred stock is issued, Equifax's board may fix the designations, relative rights, preferences, and limitations of the shares of each series, provided that the holders of shares of preferred stock will not be entitled to more than the greater of (i) one vote per $100 liquidation value or (ii) one vote per share.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Equifax, discourage bids for Equifax common stock at a premium, or otherwise adversely affect the market price of the common stock. Under certain circumstances, the terms of any preferred stock that is subsequently issued could also restrict dividend payments to holders of Equifax common stock or restrict Equifax's ability to repurchase or redeem shares.

Cumulative Voting

Because Equifax's articles of incorporation do not authorize the shareholders to cumulate voting in the election of directors, shareholders may not aggregate their votes for a single director.

Classified Board of Directors

Equifax's board is currently divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a three-year term. As a result of an amendment to our articles of incorporation that was proposed by our board and approved by our shareholders at our 2009 annual meeting of shareholders, we have begun to transition our board from a classified board to a declassified board such that, beginning with our 2012 annual meeting, all directors will be elected annually for one-year terms.

Some practical effects of a classified board of directors are the following:

•
A classified board may discourage third party proxy contests, tender offers, or attempts to obtain control of the corporation. This will happen even if an attempt might be beneficial to Equifax and its shareholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

•
Under the GBCC, unless otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders, directors serving on a classified board may only be removed by the shareholders for cause. Equifax's articles of incorporation and bylaws do not provide otherwise.

•
A classified board discourages accumulations of large blocks of Equifax's stock by purchasers whose objective is to take control of the board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Shareholders therefore might not have opportunities to sell their shares of Equifax common stock at the higher market price that an accumulation of stock could create.

Number of Directors; Filling Vacancies; Amending Certain Charter and Bylaw Provisions

Generally speaking, Equifax's board must consist of between nine and twenty directors, and vacancies will be filled by the affirmative vote of a majority of the remaining directors (and not the shareholders), even if less than a quorum remains in office. Therefore, unless the bylaws are amended, the board could prevent any shareholder from enlarging the board of directors and filling the new directorships with the shareholder's own nominees.

Equifax's articles of incorporation require the affirmative vote of a majority of the board, or the affirmative vote of at least two-thirds of the voting power of all of the then-outstanding shares of stock entitled to vote, to amend provisions of the articles of incorporation or bylaws that relate to the size of the board, classification of directors, or filling vacancies on the board.

No Shareholder Action by Written Consent; Special Meetings

Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by less than unanimous written consent. Under circumstances described in the bylaws, special meetings of shareholders can be called by the Chairman of the Board, the presiding director, the Chief Executive Officer or the board or upon written request to the Corporate Secretary signed by the holders of all of the outstanding shares entitled to vote at the proposed special meeting. Moreover, any special meeting of shareholders is limited to the business in the notice of the special meeting sent to shareholders before the meeting.

These procedural requirements could have the effect of preventing a request by shareholders for a special meeting and could delay consideration of a shareholder proposal until Equifax's next annual meeting. This would effectively prevent the holders of Equifax stock from unilaterally using the written consent procedure to take shareholder action unless a demand is made by all of the outstanding shares entitled to vote at the proposed special meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Only people who are nominated by, or at the direction of, the board of directors, or by a shareholder who has given the proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the board, or a shareholder who has given proper notice. A shareholder's notice to Equifax proposing to nominate a person for election as a director must also contain certain information described in the bylaws. Some of the effects of the provisions described above and in the bylaws include:

•	the board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform shareholders about the qualifications;

•
there will be an orderly procedure for conducting annual meetings of shareholders and informing shareholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any board recommendations; and

•
contests for the election of directors or the consideration of the shareholder proposals will be precluded if the procedures are not followed, which may therefore discourage third parties from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

Anti-Takeover Laws

Equifax is a Georgia corporation and has elected to be governed by the "business combination" and "fair price" provisions of the GBCC that could be viewed as having the effect of discouraging an attempt to obtain control of Equifax.

Sections 14-2-1131 through 1133 of the GBCC generally prohibit a corporation which has adopted a bylaw provision electing to be covered thereby from engaging in any "business combination" with an "interested shareholder" for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

•
prior to becoming an interested shareholder, obtained the approval of Equifax's board of directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•
becomes the owner of at least 90% of Equifax's outstanding voting stock in the same transaction in which the interested shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by Equifax's officers, directors, subsidiaries, and certain employee stock plans; or

•
subsequent to becoming an interested shareholder, acquires additional shares resulting in ownership of at least 90% of Equifax's outstanding voting stock and obtains approval of the business combination by the holders of a majority of Equifax's voting stock entitled to vote thereon, other than those shares held by the interested shareholder, Equifax's officers, directors, subsidiaries, and certain employee stock plans.

The term "business combination" refers to a merger, consolidation, or other specified corporate transaction. The term "interested shareholder" refers to any person who is the beneficial owner of 10% or more of the voting power of Equifax's outstanding voting shares, or is an affiliate of Equifax and was a 10% or more beneficial owner of the voting power of Equifax outstanding voting shares at any time within the preceding two years.

Equifax's "business combination" bylaw provision may be repealed only by an affirmative vote of two-thirds of the directors not affiliated with an interested shareholder and a majority of the votes entitled to be cast by the outstanding voting shares, other than shares beneficially owned by any interested shareholder, and shall not be effective until 18 months after that shareholder vote. The GBCC provides that a Georgia corporation which has thus repealed such a bylaw may not thereafter readopt that bylaw.

The "fair price" provisions contained in the Sections 14-2-1110 through 1113 of the GBCC and Equifax's bylaws require, generally, in connection with a merger or similar transaction between Equifax and an "interested shareholder," the unanimous approval of Equifax's directors not affiliated with the interested shareholder or the affirmative vote of two-thirds of these directors and a majority of the outstanding shares held by disinterested shareholders, unless:

•	within the past three years the interested shareholder has not increased its shareholdings by more than 1% in any 12-month period; or

•	all shareholders receive at least the same consideration for their shares as the interested shareholder previously paid.

The fair price provisions may be revised or rescinded only upon the affirmative vote of at least two-thirds of the directors not affiliated with an interested shareholder and a majority of the outstanding shares held by disinterested shareholders. For purposes of the "fair price" bylaw provision, the term "interested shareholder" is defined in the same manner as the business combination provisions.

Shareholder Rights Plan

On October 25, 1995, Equifax's board of directors adopted a shareholder rights plan, which was amended on July 7, 2001 and was further amended and restated on October 14, 2005. The rights plan contains provisions to protect Equifax's shareholders in the event of an unsolicited offer to acquire Equifax, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of Equifax's board to represent shareholders' interests fully. Pursuant to the rights plan, Equifax's board declared a dividend of one share purchase right for each outstanding share of Equifax common stock, which were distributed to shareholders of record as of November 6, 1995. All shares of common stock issued since that date have been accompanied by one share purchase right. The rights, which will expire on November 6, 2015 unless renewed by the board of directors, are initially represented by, and trade together with, Equifax common stock. The rights are not currently exercisable and do not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of Equifax's common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. Prior to exercise, a right will not create any rights as a shareholder of Equifax.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Equifax on terms not approved by Equifax's board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors because Equifax may redeem the rights prior to the time that a person or group acquires 20% or more of the outstanding common stock of Equifax.

Change in Control Agreements

Equifax has change in control agreements with certain of its key officers. These agreements have renewable five year terms and become effective only upon a change in control of Equifax, generally defined as the acquisition by any person or group of 20% or more of the voting power of Equifax's outstanding stock, certain business combinations, the sale or disposition of all or substantially all of Equifax's assets, or a complete liquidation or dissolution of Equifax. If such an event occurs and the officer's employment terminates within three years thereof other than from death, disability, or termination for cause or voluntary termination other than for good cause, the officer will receive, among other compensation, three times the sum of such officer's highest annual salary for the twelve months prior to termination and the officer's highest bonus for the three years prior to termination.

Liability of Directors; Indemnification

A director generally will not be personally liable for monetary damages to Equifax or its shareholders for breach of his or her fiduciary duties as a director. A director may be held liable, however, for the following:

•	any appropriation of any business opportunity of Equifax in violation of the director's duties;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	paying a dividend or approving a stock repurchase in violation of Georgia law; or

•	any transaction from which the director derived an improper personal benefit.

Equifax indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. Equifax may agree with any person to provide an indemnification greater than or different from the indemnification provided by Equifax's articles of incorporation.

Amendments

Equifax's articles of incorporation and bylaws generally may be amended by a majority vote of its shareholders, but some provisions, including some of the provisions described above, can only be amended by an affirmative vote of the holders of at least two-thirds of the then-outstanding voting stock. This two-thirds approval requirement prevents a shareholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. Equifax's articles of incorporation further provide that the bylaws may be amended by Equifax's board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for Equifax's common stock is American Stock Transfer & Trust Company.

Item 15.  Financial Statements and Exhibits.

(b)	Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of Equifax’s Form 8-K filed on May 14, 2009).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Equifax’s Form 8-K filed on November 12, 2009).

4.1
Amended and Restated Rights Agreement dated as of October 14, 2005, between Equifax Inc. and SunTrust Bank, as Rights Agent, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights (incorporated by reference to Exhibit 4.1 to Equifax’s Form 8-K filed on October 18, 2005).

4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equifax’s Form S-3 Registration Statement No. 333-129123 filed on October 19, 2005).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

EQUIFAX INC.

Date: July 30, 2010	By:	/s/ Dean C. Arvidson
Dean C. Arvidson
Senior Vice President, Deputy General Counsel and Corporate Secretary